

Ten Years of Passion, Pride and Purpose

DAKOTA GROWERS PASTA COMPANY 2003 ANNUAL REPORT

Dakota Growers pasta hits over 440 regional grocery store shelves.

"A Bumper Crop of Linguini" - *New York Times, December 12*

Letter To Shareholders - October 2003

One year ago, we expressed our confidence about the opportunities for Dakota Growers Pasta Company despite the great challenges ahead. Today, as we approach the ten-year anniversary of the first pasta production by Dakota Growers, the challenges remain very much the same, but our opportunities have changed considerably as the pasta industry continues to be redefined. Before we discuss our new opportunities, let's first review where we've been.

Our first two quarters of the fiscal year ending July 31, 2003, showed good profits, but were hampered by higher durum costs associated with poor weather conditions for the 2002 durum crop and by the delays in achieving pricing adjustments to recover these increased costs. While we ultimately recovered 85% of the durum cost increase in the institutional sectors of our business, competitive pressures in the private label retail arena, representing over half of our base volume, caused this sector's pricing to remain unchanged from 2002. For the fiscal year, approximately $4.8 million of durum cost increases were left unrecovered.

Several significant events combined to reduce sales volumes in the last two quarters of the year, pushing the results for these quarters and the entire year into a small loss. Sales to U.S. Foodservice, our largest customer, were unusually high in the second quarter compared to historical levels and then suddenly fell off. Co-pack sales to New World Pasta Company, which represented 9% of sales in the first half of the year, also collapsed unexpectedly in the third quarter. We were unable to anticipate these severe declines in sales volumes based on information provided by the customers. Information provided by U.S. Foodservice suggested sales in the third quarter would be relatively consistent with historical sales. We had no reason to question the reliability of this information, but subsequently, learned the information was inaccurate. Eventually, management personnel at U.S. Foodservice were investigated for accounting irregularities. In the case of New World Pasta, volume decreases were due to over-purchasing of product in earlier quarters, a decrease in market demand for their products and a sudden strategic shift due to a change in management.

Our production output was based on the volumes projected, resulting in increased inventories as well as manufacturing and logistical inefficiencies. When it became apparent that the production requirements would be less than forecast, we took steps to reduce manufacturing output and costs. The decreased factory utilization, warehouse and carrying costs on the excessive inventories, and transportation inefficiencies combined to reduce pretax income by over $3 million in the last half of the fiscal year.

On July 30, 2002, Congress passed the Sarbanes-Oxley Act of 2002, mandating corporate governance changes in response to corporate scandals. Overall, we estimate that the cost of implementing provisions of the Act exceeded $600,000.

Despite our efforts to offset the negative impacts of these issues, we finished the fiscal year with a $429,000 loss. The impacts of the decreased factory utilization, warehouse and carrying costs on excessive inventories, and transportation inefficiencies carried forward into the first quarter of fiscal year 2004, which we anticipate will also reflect a loss. At this writing, the situation has improved somewhat. Durum costs are creeping down from the 2003 levels. U.S. Foodservice volumes have gradually returned to normalized historical levels. Volumes from new customers are enhancing sales and productivity. Pasta inventories, while not yet at our target levels, have been significantly reduced. We expect the ongoing cost of Sarbanes-Oxley compliance should be minimal.

Unfortunately, the pasta industry, especially in the retail arena, continues to be extremely challenging. In the 1990s, pasta was viewed favorably as an inexpensive, convenient and nutritious food. Growth from 1990 to 1995 was at a rate of over six percent per year. This growth has leveled in recent years, as the domestic pasta industry has struggled with a series of negative trends. Inexpensive foreign imports took market share and put pressure on prices. There was a consumer shift toward convenience, which resulted in fewer home-prepared meals. Domestic production capacity exceeded demand. Consumers have shifted their shopping towards channels including warehouse clubs, mass and dollar stores, most of which focus on low prices. All this has served to reduce retail margins. While durum prices increased 34% from 1998-2003, our retail pasta prices have decreased 20%.


Retail Sales Index
1.4
1.3
1.2
1.1
1.0
0.9
0.8
0.7
Index:
1998 = 1
1998
2003
● - Durum Cost
- Net Pasta Prices

When applied against our 2003 sales, this widening gap shows an operating margin loss of over $18 million! While we have been able to offset much of this loss through volume increases, cost efficiencies and procurement savings, we expect it will be extremely difficult to achieve significant additional savings in the future.

Perhaps the most troublesome change has been the shift in the image of pasta as a health-conscious food, now replaced with an image of a high-carbohydrate contributor to obesity. Low-carbohydrate diets, originally thought of as a passing fad, have developed into a major trend with obvious negative impact on traditional pasta sales.

With 65% of Americans currently overweight or obese, 17 million diagnosed as diabetic and another 16 million considered pre-diabetic, efforts to change eating habits are everywhere. Reducing carbohydrate consumption has been targeted as one of the necessary changes. From bread to candy, snack foods to beer, fast food to traditional restaurants, consumers are seeking to significantly

1994

Within nine months, Dakota Growers Pasta Company is producing at 80% capacity.

"It took us farmers 100 years to figure out the big grain and flour milling companies and sugar refineries were making all the money." - Jack Dalrymple, Interim Board Chairman, Dakota Growers - Forbes, July 4



reduce carbohydrates in their diets. The bestsellers list has been taken over by books about low-carbohydrate diets and meal plans.

Efforts in the pasta industry to provide a reduced carbohydrate product have been focused on dilution methodologies, predominantly through the addition of high levels of soy protein isolates. To date, we believe most of these products have sacrificed taste to accomplish carbohydrate reduction. Thus far, our belief is consumers have been reluctant to sacrifice taste in spite of their desire to limit carbohydrate intake.

Disappointment in the results of the dilution methods has led us to work with a group that includes food technology experts who are developing an alternative approach. This approach uses durum semolina and blends the carbohydrates to be like whole grains, so fewer carbohydrates are absorbed into your system. Together with this highly reputable food group, we are nearing a solution that offers all of the taste and texture of traditional pasta, but one-fourth of the carbohydrates and about one-half of the calories. Through this working relationship, our goal is to establish the value of managing carbohydrate intake as part of an on-going, proactive healthy lifestyle with mainstream appeal to the entire family. While we cannot guarantee ultimate success, we feel confident this technological breakthrough in reducing carbohydrates in pasta will give us a significant foothold in the Low-Carb movement sweeping the nation. The introduction of a "low-carbohydrate" pasta that does not compromise taste or cooking quality has the potential to re-invigorate the entire pasta category, regaining lost consumption and capturing new growth.

We will continue our efforts to expand our customer base while reducing costs wherever possible. Under any circumstances, Dakota Growers remains a very competitive force in the industry. We do believe, however, the future of our company lies with new and innovative products like low-carbohydrate pasta. If we are successful in re-invigorating the category, you, our shareholders, may once again see the growth in Dakota Growers that you have enjoyed throughout our first ten years.

Jack Dalrymple	Timothy J. Dodd
Jack Dalrymple	*Timothy J. Dodd*
Chairman of the Board	President and Chief Executive Officer

Dakota Growers plant operates at 100% capacity and employs 210 full-time people.

"Our owners are out here with the grain everyday… You spend a lot of time on grower relations."

Tim Dodd, President and General Manager, Dakota Growers - Los Angeles Times, April 9





1996

A second stock offering raises $11 million for expansion.

"The spaghetti slurping contest sponsored by Dakota Growers Pasta Company was part of 'Dollar Day' at the fair. Fairgoers who brought a Dakota Growers pasta product or other food items to the State Fairgrounds got in for $1.00." - *Minot Daily News, July 24*



Pasta Sales (lbs. in thousands)
400
350
300
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

On October 15, 1993, Tim Bryan delivered the first truckload of durum wheat from his farm near Bowbells, North Dakota, to Dakota Growers Pasta Company's (DGPC) new $40 million durum mill and pasta processing facility. As a member of the world's first and only farmer-owned pasta company, Bryan was one of 1,042 third and fourth generation farm families who invested in this innovative cooperative as a way to add value to their family farms.

Exceeding industry standards – and our own!



Net Revenues
$160,000
$140,000
$120,000
$100,000
$80,000
$60,000
$40,000
$20,000
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

That same day, Jackie Ogren, a DGPC Grain Grader, conducted lab tests on Bryan's durum sample to ensure that his wheat was acceptable for milling. She handed the test results to a DGPC driveway operator: Test Weight: 62.2, Gluten Sedimentation: 64, Falling Numbers: 390, Hard & Vitreous: 99, Protein: 16.1%. Just as the members had promised each other, Bryan's numbers showed that his wheat far exceeded industry standards for No. 1 Hard Amber Durum. In fact, Bryan's wheat scored even higher than Dakota Growers' own durum wheat standards. With a thumbs up from Ogren, Bryan proudly flipped a lever and an amber stream of grain flowed from the belly of his truck. The two grinned and shook hands as the sweet, nutty smell of grain floated into the crisp autumn air.

1997

Milling expansion complete. DGPC grinds 20,000 bushels of durum daily with an annual capacity of 240 million pounds of pasta.

"To say Dakota Growers had a very good year is an understatement. Frankly, it has succeeded beyond our own best dreams and we're just tickled about it." *Jack Dalrymple, Board Chairman, Dakota Growers - Fargo Forum, November 25*



DGPC acquires Minneapolis-based Primo Piatto and becomes the third largest pasta manufacturer in North America.

"It's almost enough to make all good Scandinavians in North Dakota say Mama Mia instead of Uff da." - *Farm Journal, December*

Stringent quality standards and innovative field-to-plate integration

Dakota Growers' stringent quality standards and innovative field-to-plate integration quickly earned the fledgling company a solid reputation in the food industry for producing and marketing premium quality pasta. By January 1994, Dakota Growers was shipping to customers on both coasts, retailers were stocking Dakota Growers as their store brand of pasta and hungry consumers were enjoying Dakota Growers pasta at their favorite restaurants.

Producing 1.5 million pounds of pasta every day

Today, unit trains fill the driveway at Dakota Growers. Two production facilities produce a total of 1.5 million pounds of pasta each day. Thanks to the company's rigorous grading standards and procedures, every pound of pasta is consistently of the highest quality. Despite a number of challenges in the first decade of operations, Dakota Growers has emerged as the largest supplier of non-branded pasta in the country to the retail supermarket and foodservice trades. Retailers, foodservice operators and food processors depend on Dakota Growers for its consistent, premium quality pasta, impeccable and personalized customer service and knowledgeable sales and marketing expertise.


Income (Loss) Before Income Taxes
$10,000
$8,000
$6,000
$4,000
$2,000
0
-$2,000
-$4,000
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003

Award-winning quality, safety and service

In 2002, The Kroger Company, the nation's largest supermarket chain, awarded Dakota Growers 'Supplier of the Year' in the dry grocery category for the third consecutive year. The fact that only the top three percent of all suppliers receive such recognition is testament to the quality, service and expertise of the entire Dakota Growers team. For the past five years, Dakota Growers' Carrington durum mill and pasta production facilities have received the highest rating of 'Superior' from the American Institute for Baking. The Food and Drug Administration also rated DGPC's Carrington facilities a rare perfect 100 percent in a recent quality assurance audit.

DGPC mills 40,000 bushels of durum daily.

"The best durum wheat makes the best pasta. This is a one-way street. You have to use good quality durum wheat to make good quality pasta." *Dr. Radwan Ibrahim, Vice President Quality Research and Development, Dakota Growers - October*



2000

Top supermarket retail chain, The Kroger Company, selects Dakota Growers as 'Supplier of the Year' in the dry grocery division.

"As a team, Tim Dodd and Jack Dalrymple are innovators who are changing the industry." - *Foster County Independent, February*



DAKOTA GROWERS PASTA CO.
MACARONI & CHEESE DINNER
RIGATONI
LINGUINE
NET WT. 16 OZ. (1 LB.) 453g

Dakota Growers is proud to be:

- Sold through more private label (PL) retail supermarkets than any other PL supplier
- The largest supplier of non-branded pasta to the foodservice trade in the U.S.
- A valued partner to three of the top five broad line foodservice distributors
- Served at more top national chain restaurants than any other manufacturer's pasta
- Enjoyed at many of America's most popular fast casual dining concepts, pizza chains, independent restaurants, school and business cafeterias, buffet chains and steakhouses

Price alone doesn't equal profitability

Since 1993, Dakota Growers' product quality has stood the test of time. Over the years, we have worked with many sophisticated institutional buyers who initially treated pasta simply as another commodity. After reviewing our marketing and product information, these buyers quickly learned that price alone does not translate to profitability. They realized that consistent product quality, advanced technology-based food safety, new product solutions and flexible service are important components of the overall equation.

Americans love to eat out

Americans rate 'Italian' and 'Pasta' as two favorite restaurant segments, and over 80 percent of restaurants include pasta on their menus. With busy individuals and families eating at least four meals away from home each week, restaurateurs are looking for new ways to add value, drive profitability and differentiate their menu from competitors. Dakota Growers works with customers to create unique pasta shapes helping individualize their menus. Our culinary expert, renowned chef and author Antonio Cecconi, provides innovative and delicious pasta-based recipe ideas to drive sales and satisfy hungry patrons. Our research and development efforts helped add a sufficient number of new accounts this year.

Nine students from the Future Farmers of America (FFA) Chapter at Divide County High School help deliver more than 76,000 boxes of macaroni and cheese to 'City Harvest' in New York City.

Competition in the retail private label market

Over half of private label pasta in U.S. supermarkets is produced from durum wheat grown in the northern plains and processed by Dakota Growers. While Dakota Growers continually strives to improve upon its operational efficiencies and remain a competitive low-cost manufacturer, the retail private label market is facing the most challenging price competition in history. As retailers struggle to compete with Wal-Mart and other discount retailers, they place downward pricing pressure on their private label suppliers. This pressure makes it difficult to achieve compensation on quality products. Dakota Growers, however, refuses to compromise our solid reputation for premium quality and service.

Dakota Growers grows private label sales

In markets where Dakota Growers has the majority of the all commodity volume (ACV), we consistently grow the private label market share – a statistic that runs counter to the current supermarket pasta growth trend. We recognize that our success and the retailer's success lies in our primary focus – the retailer's store brand. Unlike many of our competitors, we do not compromise private label pasta sales with our own brand. Time and again, we have proven that when a retailer partners with Dakota Growers on a private label program, Dakota Growers performs.

Diversifying into alternative retail channels

Dakota Growers recognizes that low profit margins in retail private label are the result of our nation's current economic environment. In response, DGPC is diversifying its retail base to include additional sales channels. As consumers are flocking to alternative retail channels, such as club warehouses, mass merchants and dollar stores, Dakota Growers provides profit-driving displays in each of these growing retail channels.

Satisfying appetites with organic and Italian imports

Dakota Growers' line extensions, organic and Italian import, allow our customers to streamline their purchasing process by sourcing all their pasta needs from a single, trusted supplier. As more consumers become concerned about genetically modified and chemically induced foods, organic foods are creating their own demand in mainstream supermarkets. While roughly 20 percent of American consumers currently purchase organic products on a regular basis, the majority of consumers claim that price still is the determining factor in purchasing organic foods.

Top Pasta Cuts Driving Retail Volume



Other 19%
Spaghetti & Spaghettini 28%
Rigatoni 3%
Ziti 3%
Vermicelli 3%
Linguine 3%
Penne Rigate & Mostaccioli Rigati 3%
Lasagna 3%
Shell 4%
Rotini 5%
Angel Hair & Cappellini 5%
Egg Noodle 8%
Elbow Macaroni 13%

"'We wanted to demonstrate that durum farmers care about their East Coast neighbors who have been affected by the terrorist attacks on the World Trade Center in New York and the Pentagon in Washington, DC."

Bruce Lewallen, President, United States Durum Growers Association - Farm and Ranch Guide, December



2002

Dakota Growers Pasta changes from farmer-owned cooperative to common stock corporation.

"We've always felt good about being a co-op, and we're going to miss that...ultimately, this is a company of 1,185 farmers." *John Rice, Farmer and Vice Chairman, DGPC Board of Directors, October*

Changing eating patterns, changing retail sales

The dramatic growth of pasta consumption of the 1980's and early 90's reached a plateau in 2000. Previously, pasta was highly regarded as a convenient, healthy food choice, as well as a key ingredient in many gourmet dishes. Today, with an unprecedented rate of diabetes and obesity being diagnosed and subsequent challenges to the United States Department of Agriculture's Nutrition Pyramid guidelines, pasta and other grain-based foods are losing their once health conscious image and appeal.

The effect of the Atkins Diet and low-carbohydrate phenomenon

At the same time, approximately 14 percent of Americans are currently on some form of a low-carbohydrate/high-protein diet. The effect of the Atkins, South Beach and other low-carb diets can be seen in the supermarket aisles, where pasta sales fell 3.7 percent for the 52 weeks ending September 6, 2003. While a percentage of these sinking retail sales can be attributed to the vast array of consumer eating and shopping alternatives, we believe that consumer perceptions of pasta and other grain-based foods are at a pivotal point. As a result, we are rapidly exploring new low-carbohydrate pasta alternatives to deliver pasta solutions consistent with America's changing diet and nutrition trends. We know consumers love the taste of pasta, and this is one attribute we will not compromise in our development of a low-carb alternative.

Reasons People Buy Pasta

Taste	72%
Convenience	64%
Healthy	58%
Versatility	53%
Affordability	48%

We know where our product comes from

In today's intensely competitive marketplace, personal integrity, field-to-plate quality, advanced technology and individualized service continue to differentiate Dakota Growers Pasta Company from other competitors. When asked the question, "Do you know where your product comes from?" we are the only pasta manufacturer who can look a buyer or consumer in the eye and honestly answer, "Yes." We cannot imagine doing business any other way.

Ten Years of Passion, Pride and Purpose

Over a decade ago, Dakota Growers was merely a seed of an idea. Under the guidance of our region's agricultural leaders and reputable industry experts, Dakota Growers has become a major manufacturer and marketer of pasta in North America. For this, we thank all our partners and loyal customers and pledge another 10 years of passion, pride and purpose. At Dakota Growers Pasta Company, we take great pride and care in everything we do because pasta is both our past as well as our future.


DAKOTA
GROWERS
PASTA CO.

"Our future lies in innovative products that will reinvigorate the pasta category.
Consumers' changing diets and nutrition habits have caused a decline in pasta consumption.
We believe breakthrough technologies to develop new pasta products will enable Dakota Growers to recapture lost market share."

Tim Dodd, President & CEO, Dakota Growers Pasta Company





Board of Directors

back row, left to right:
John D. Rice Jr., Farmer, Maddock, ND area
Eugene J. Nicholas, Farmer, Cando, ND area
Curtis R. Trulson, Farmer, Stanley, ND area
John S. "Jack" Dalrymple III, Farmer, Casselton, ND area
Michael E. Warner, Farmer, Hillsboro, ND area
James F. Link, Farmer, Wahpeton, ND area

front row, left to right:
Roger A. Kenner, Farmer, Leeds, ND area
Allyn K. Hart, Farmer, Wales, ND area
Jeffery O. Topp, Farmer, Grace City, ND area

Board Committees

Compensation Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Audit Committee
John S. "Jack" Dalrymple III
Curtis R. Trulson
Michael E. Warner

Nomination Committee
John S. "Jack" Dalrymple III
John D. Rice Jr.
Timothy J. Dodd

Policy Committee
Allyn K. Hart
Curtis R. Trulson
James F. Link

Senior Management
Timothy J. Dodd, *President and Chief Executive Officer*
Thomas P. Friezen, *Chief Financial Officer*
Eldon Buschbom, *Vice President Operations-Minnesota*
Susan M. Clemens, *Vice President Human Resources and Administration*
James D. Cochran, *Vice President Supply Chain*
Jack B. Hasper, *Vice President Sales and Marketing*
Radwan Ibrahim, *Vice President Quality Assurance*
Edward O. Irion, *Vice President Finance and Chief Accounting Office*
David E. Tressler, *Vice President Operations-North Dakota*

Corporate Information

Corporate Headquarters
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, ND 58421
701-652-2855

Auditors
Eide Bailly LLP
Fargo, ND

Inquiries Regarding Your Stock Holdings
CUSIP # 23422 P106

Registered Shareholders (shares held by you in your name) should address communications concerning statements, dividend payments, address changes, lost certificates and other administrative matters to:

Wells Fargo Bank Minnesota, N.A.
Shareholder Services
161 North Concord Exchange
South St. Paul, MN 55075
Customer Service: 1.800.468.9716
web site: www.wellsfargo.com/shareownerservices

When inquiring about your stock holdings, please mention Dakota Growers Pasta Co., your name, Social Security number, address and telephone number.

Beneficial Shareholders (shares held by your broker in the name of the brokerage house) should direct communications on all administrative matters to your stockbroker.

Annual Meeting
January 10, 2004
Registration 11 a.m., Meeting 1 p.m.
Lake Region State College
1801 College Drive North
Devils Lake, ND 58301

Form 10-K
A copy of the Company's 2003 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through the Company's website or SEC's EDGAR system at www.sec.gov. It will also be furnished without charge upon written request to:

Investor Relations
Dakota Growers Pasta Company, Inc.
One Pasta Avenue
Carrington, ND 58421
701-652-2855

Web Site
www.dakotagrowers.com

Originally organized in 1991 as a cooperative of durum wheat growers, Dakota Growers Pasta Company, Inc. continues as the third largest producer of dry pasta products in North America. Dakota Growers is the leading supplier of retail store brand pasta and a leader in the foodservice and ingredient pasta markets. Processing plants are located in Carrington, North Dakota and New Hope, Minnestoa. The company employs approximately 388 people.

STATEMENT ON FORWARD-LOOKING INFORMATION

Certain information included throughout this annual report and other Company reports, SEC filings, statements and presentations is forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements concerning the Company's anticipated operating results, financial resources, changes in revenues and costs, growth and expansion, and research and development programs. Such forward-looking information involves important risks and uncertainties that could significantly affect actual results and cause them to differ materially from expectations, expressed herein and in other Company reports, SEC filings, statements and presentations. Such risks include, but are not limited to: a) consumer trends, b) the competitive environment in the semolina and pasta industries, c) pasta, semolina, durum wheat and by-product prices, d) product concentration, e) product liability and f) government regulation and trade policies.

MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

There is no established public trading market for the Company's Common Stock or Preferred Stock. As of October 1, 2003 there were 1,305 holders of the Company's Common Stock.

Two unrelated companies, Variable Investment Advisers, Inc. (VIA) and Alerus Securities have established Alternative Trading Systems (ATS) to facilitate trading of the Company's Common Stock. We do not implicitly or explicitly endorse VIA, Alerus Securities or their respective web sites, and we are not responsible for products and services that VIA or Alerus Securities provide. We do not stand behind VIA or Alerus Securities or receive any fees from either of them in connection with the services offered on their respective web sites. Links to the respective web sites of VIA and Alerus Securities are available through the "Investors" portion of the Company's website at *www.dakotagrowers.com*.

As a cooperative, qualified patronage dividends had been declared and paid in prior years, although no qualified patronage dividends or corporate dividends on Common Stock have been declared within the last two fiscal years. We anticipate that dividends paid by the Company will be lower than the patronage distributions previously declared and paid by the Cooperative. Corporate dividends are affected by the amount of income taxes on corporate earnings. We anticipate that dividends will also be reduced compared to historical cooperative patronage distributions as the Board of Directors reinvests a larger portion of the entity's earnings to fund debt repayments, working capital requirements, equipment acquisitions, market share retention and expansion, and cost-saving projects.

TABLE OF CONTENTS

SELECTED FINANCIAL DATA

(In thousands, except per share data and ratios)

The selected financial data presented below for the fiscal years ended July 31, 2003, 2002, 2001, 2000 and 1999 has been derived from the audited consolidated financial statements of the Company (and the Cooperative for periods presented prior to the conversion from a cooperative to a corporation). The conversion of Dakota Growers Pasta Company from a cooperative to a corporation was completed effective July 1, 2002. The conversion was accounted for as an exchange between related parties. Therefore, no gain or loss was recognized at the time of conversion and the book value of the assets and liabilities of the Cooperative carried over to the Company. Upon conversion, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6.1 million. The selected financial data set forth in this section should be read in conjunction with the Company's consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this report.

	Fiscal year ended July 31				
	2003	2002	2001	2000	1999
INCOME STATEMENT DATA					
Net revenues	**$ 136,806**	$ 152,465	$ 135,921	$ 136,862	$ 124,869
Cost of goods sold	**125,160**	130,502	124,811	116,890	106,062
Gross profit	**11,646**	21,963	11,110	19,972	18,807
Marketing, general and administrative expenses	**9,816**	9,382	9,631	9,713	7,886
Operating income	**1,830**	12,581	1,479	10,259	10,921
Other expense	**(2,364)**	(3,365)	(3,574)	(3,929)	(2,434)
Income (loss) before income taxes	**(534)**	9,216	(2,095)	6,330	8,487
Charge to record deferred taxes upon conversion from a cooperative to a corporation (3)	**–**	6,105	–	–	–
Income tax expense (benefit)	**(105)**	1,277	(311)	(1,298)	499
Income (loss) before cumulative effect of change in accounting principle	**(429)**	1,834	(1,784)	7,628	7,988
Cumulative effect on prior years (to July 31, 1998) of changing to a different inventory method (2)	**–**	–	–	–	(3,429)
Net income (loss)	**(429)**	1,834	(1,784)	7,628	4,559
Dividends on preferred stock	**3**	10	15	4	143
Net earnings (loss) on common/equity stock	**$ (432)**	$ 1,824	$ (1,799)	$ 7,624	$ 4,416
Weighted average common/equity shares outstanding	**12,355**	11,382	11,253	11,166	8,603
Net earnings (loss) per common/equity share outstanding before cumulative effect of accounting change	**$ (0.03)**	$ 0.16	$ (0.16)	$ 0.68	$ 0.91
Patronage and other dividends per average common/equity share outstanding					
Declared (1)	**$ –**	$ –	$ –	$ 0.40	$ 0.86
Distributed (1)	**–**	–	–	0.40	0.86

	As of July 31				
	2003	2002	2001	2000	1999
BALANCE SHEET DATA					
Cash	**$ 5**	$ 2,866	$ 3	$ 1,725	$ 3,425
Working capital	**13,429**	23,013	14,420	25,089	31,065
Total assets	**122,390**	125,541	128,658	131,857	135,873
Long-term debt (excluding current maturities)	**28,263**	38,274	47,594	51,626	59,116
Redeemable preferred stock	**33**	54	113	126	53
Stockholders' equity	**53,818**	56,090	54,267	60,533	58,982
OPERATING DATA					
Ratio of long-term debt to stockholders' equity	**.53x**	.68x	.88x	.85x	1.00x

(1) As a cooperative, qualified patronage declarations were made in October of each year based on the patronage earnings and average shares for the prior fiscal year ending July 31. Amounts shown for each fiscal year were declared and paid in the following fiscal year. Amounts reflected above include only dividends on equity stock and qualified patronage declarations, and exclude Non-Qualified Written Notices of Allocation to each member's account as a cooperative.

(2) The Company changed its method of computing inventory valuations in the third quarter of fiscal year 1999 from the net realizable value method to the lower of cost or market method, determined on a first-in, first-out basis, using product specific standard costs. The impact of the change on prior years (to July 31, 1998) of $3,429,000 was included as a charge against income for the year ended July 31, 1999.

(3) Upon conversion from a cooperative to a corporation effective July 1, 2002, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6,105,000 during the year ended July 31, 2002.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Summary

Dakota Growers is the third largest pasta manufacturer in North America, and is the successor to the Cooperative by virtue of the Cooperative's conversion to a corporation. The Company generates a majority of its revenues from manufacturing pasta for the retail store brand and foodservice markets, though we serve and continually look for opportunities in the entire dry pasta industry. We have implemented an identity preservation program to provide our customers food safety, traceability and quality during every step from the field to the plate. The Company also has a certified organic program and markets organic pasta through its Dakota Growers Pasta Co.® retail label, as well as into the private label retail, foodservice, and ingredient markets. Imported pasta is distributed via an exclusive agreement with Gruppo Euricom, the second largest pasta manufacturer in Italy.

The Company incurred a net loss of $0.4 million for the year ended July 31, 2003, compared to net earnings of $1.8 million for the year ended July 31, 2002. The net loss before income taxes totaled $0.5 million for fiscal year 2003 compared to income before income taxes of $9.2 million for fiscal year 2002. The major factors contributing to the decrease in net earnings include lower pasta sales volumes, increased durum and per unit manufacturing costs, increased inventory carrying costs associated with higher inventory levels during the second half of fiscal 2003, and costs associated with the restructuring of certain forward warehouse arrangements. Although the Company was generally successful in increasing sales prices to pass-through the higher cost of durum, the timing of the sales price adjustments realized lagged behind the increase in durum costs. Therefore, the Company was unable to fully recover the increase in durum costs through timely sales price increases.

The Company experienced a considerable drop in net earnings during the last six months of fiscal year 2003 primarily due to lower pasta sales volumes. Net income for first six months of fiscal year 2003 totaled $2.3 million compared to a net loss of $2.7 million incurred during the last six months of fiscal 2003. Foodservice sales decreased significantly in the second half of fiscal 2003 compared to first half of fiscal 2003, primarily due to the fact that sales volumes to U.S. Foodservice were down 67%. Sales to U.S. Foodservice during the Company's second fiscal quarter 2003 were inordinately high relative to prior periods, which the Company was led to believe was being fueled by increased demand by U.S. Foodservice customers for dry pasta products. In addition, the Company had received information suggesting that its third fiscal quarter 2003 sales to U.S. Foodservice, while below second fiscal quarter 2003 levels, would be relatively consistent with historical third quarter U.S. Foodservice sales. While the Company had no reason to question the reliability of this information at that time, it has since learned that the information was inaccurate. The Company now believes that demand by U.S. Foodservice customers during the Company's second fiscal quarter 2003 had not increased appreciably relative to prior periods, that U.S. Foodservice over-purchased product from the Company during the second quarter of fiscal 2003 and that, as a result, U.S. Foodservice maintained excess inventories of the Company's product during the Company's third and fourth fiscal quarters of 2003. Based on published news reports, it is the Company's understanding that certain procurement executives of U.S. Foodservice have been terminated following an internal U.S. Foodservice investigation for alleged accounting improprieties, and that the Securities and Exchange Commission is now conducting an investigation related to those alleged improprieties. Sales to U.S. Foodservice have gradually returned to normalized historical levels.

Co-pack sales to New World Pasta Company also decreased significantly and unexpectedly in the third quarter of fiscal 2003. New World Pasta was the second largest customer of the Company in the first two quarters of fiscal 2003. Co-pack sales comprised approximately 6% of the Company's net revenues for the year ended July 31, 2003, although co-pack sales represented only 2% of the Company's net revenues for the third and fourth quarters of fiscal 2003. The Company believes that the sudden decrease in sales volumes to New World Pasta was attributable to several factors, including overpurchasing of product in earlier quarters, a decrease in demand for New World Pasta products and a change in management at New World Pasta resulting in what the Company understands was a decision to temporarily emphasize "in-house" manufacturing over outsourcing. Although the Company is again co-packing for New World Pasta, the Company is unable to reliably forecast if sales to New World Pasta will continue at current levels, if at all, in the future.

The Company had not anticipated as severe a decrease in sales volumes beginning in its third fiscal quarter 2003 based on information provided to it by its customers prior to the third quarter, and the Company based its production output on that information. This, in turn, resulted in increased inventories as well as manufacturing and logistical inefficiencies. The Company has reduced labor costs to better match production with current demand and continues to evaluate further revenue enhancement and cost reduction opportunities. Highly competitive pricing continues in a majority of the dry pasta industry markets. Therefore, the Company is likely to face further pricing pressure to maintain or gain market share, and opportunities to pass through increases in input costs in the short-term, other than under contractual pass-through arrangements, appear to be limited.

Conversion

The Company is a North Dakota corporation that was organized on January 30, 2002 for the specific purpose of consummating the conversion of the Cooperative into a corporation. The conversion of the Cooperative from a cooperative to a corporation was completed effective July 1, 2002, with the Company being the ultimate surviving entity in the conversion. The Company operates as the Cooperative's successor and its operations are a continuance of the operations of the Cooperative.

The conversion was accounted for as an exchange between related parties. Therefore, no gain or loss was recognized at the time of conversion and the book value of the assets and liabilities of the Cooperative carried over to the Company. Upon conversion, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6.1 million in fiscal year 2002.

The comparability of results after the conversion versus those in prior periods was affected by the income tax status change associated with the conversion from a cooperative to a corporation.

Critical Accounting Policies

The accompanying discussion and analysis of our results of operations and financial condition are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that we believe are reasonable under the circumstances. However, future events are subject to change and the best estimates and judgments may require adjustment. For a complete description of the Company's significant accounting policies, please see Note 1 to the consolidated financial statements. Our critical accounting policies are those that have meaningful impact on the reporting of our financial condition and results, and that require significant management judgment and estimates. These policies include our accounting for (a) allowance for doubtful accounts, (b) asset impairment, and (c) income taxes.

Allowance for Doubtful Accounts. We evaluate the collectibility of our accounts receivable based on a combination of factors. In cases where we are aware of circumstances that may impair a specific customer's ability to meet its financial obligations to us, we record a specific allowance against amounts due to us, and thereby reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize allowances for doubtful accounts based on the length of time the receivables are past due and our historical experience. If the financial condition of our customers would deteriorate, additional allowances may be required in the future which could have an adverse impact on our future operating results.

Asset Impairment. We are required to evaluate our long-lived assets for impairment whenever indicators of impairment exist, and write down the value of any assets if they are determined to be impaired. Evaluating the impairment of long-lived assets involves management judgment in estimating the future cash flows and fair values related to these assets. Future events could cause management to conclude that impairment indicators exist and that the value of certain long-lived assets is impaired.

Income Taxes. In determining income (loss) for financial statement purposes, management must make certain estimates and judgments in calculating tax liabilities and in determining the recoverability of certain deferred tax assets. Deferred tax assets must be reduced by a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. Management believes it is more likely than not that the deferred tax assets as of July 31, 2003, will be realized through the generation of future taxable income and tax planning strategies.

Results of Operations

Comparison of Fiscal Years ended July 31, 2003 and 2002

Net Revenues. Net revenues totaled $136.8 million for the year ended July 31, 2003, a decrease of $15.7 million, or 10.3%, compared to $152.5 million for the year ended July 31, 2002. The decrease was primarily due to lower pasta sales volumes offset partially by higher per unit selling prices related mainly to the pass through of durum cost increases.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, decreased $13.6 million, or 14.7%, primarily as a result of a 15.6% decrease in sales volume. The loss of two larger retail customers from the prior year combined with a decrease in co-pack sales accounted for much of the retail sales volume decrease. Foodservice revenues increased $2.4 million, or 7.5%, primarily driven by a 6.1% increase in per unit selling prices. Ingredient revenues decreased $2.7 million, or 20.3%, resulting mainly from a 26.4% decrease in sales volumes offset partially by higher per unit sales prices. The decline in ingredient sales resulted primarily from the loss of one customer in this market due to competitive pricing issues.

The Company markets semolina production in excess of its own requirements as well as by-products of the durum milling process. Revenues from semolina and by-product sales for the year ended July 31, 2003, decreased $1.8 million from the prior year. The decrease resulted primarily from lower sales volumes.

Cost of Goods Sold. Cost of goods sold totaled $125.2 million for the year ended July 31, 2003, a decrease of 4.1% compared to the $130.5 million reported for the year ended July 31, 2002. The $5.3 million decrease resulted mainly from lower sales volumes offset by higher durum wheat costs, higher per unit manufacturing costs, increased inventory carrying costs associated with higher inventory levels during the second half of fiscal 2003, and costs associated with the restructuring of certain forward warehouse arrangements. Gross profit as a percentage of net revenues decreased from 14.4% to 8.5% primarily as a result of these factors.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses for the year ended July 31, 2003, totaled $9.8 million compared to $9.4 million for the year ended July 31, 2002. The $0.4 million increase was primarily the result of costs associated with compliance under the Sarbanes-Oxley Act of 2002. MG&A expenses as a percentage of net revenues increased from 6.2% to 7.2% primarily due to the decrease in net revenues.

Interest Expense. Interest expense for the year ended July 31, 2003, totaled $3.4 million, down slightly from $3.9 million for the year ended July 31, 2002. The decrease was due to lower average outstanding debt levels combined with lower interest rates. Cash and equity patronage refunds received from CoBank totaling $126,000 and $228,000 have been netted against interest expense for the years ended July 31, 2003 and 2002, respectively.

Interest and Other Income. Interest and other income totaled $1.1 million for the year ended July 31, 2003, compared to $0.5 million for year ended July 31, 2002. The increase resulted primarily from a net payment of approximately $1.0 million received by the Company during fiscal year 2003 from the U.S. Customs Service ("Customs") pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"). The payment was received in conjunction with the distribution by Customs of antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey from October 1, 2001 to September 30, 2002, to affected domestic producers pursuant to the Offset Act. The Company cannot reasonably estimate the potential amount, if any, that may be received in future periods as these receipts are based upon future events over which we have little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs

Income Taxes. The income tax benefit for the year ended July 31, 2003, was $0.1 million. Upon conversion to a corporation in fiscal year 2002, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6.1 million for the year ended July 31, 2002. Income tax expense for the year ending July 31, 2002, excluding the charge to record deferred taxes upon conversion noted above, was $1.3 million. Such expense related to income taxes on nonpatronage net earnings while a cooperative and corporate net income.

Net Income (Loss). The Company incurred a net loss of $0.4 million for the year ended July 31, 2003, compared to net income of $1.8 million for the year ended July 31, 2002. The decrease in earnings resulted primarily from lower sales volumes combined with manufacturing and distribution cost increases as noted above.

Comparison of Fiscal Years ended July 31, 2002 and 2001

Net Revenues. Net revenues totaled $152.5 million for the year ended July 31, 2002, an increase of $16.6 million, or 12.2%, compared to $135.9 million for the year ended July 31, 2001. The increase was primarily due to higher pasta sales volumes.

Revenues from the retail market, a portion of which includes co-pack and governmental sales, increased $8.3 million, or 9.9%, as a result of a 12.0% increase in sales volumes offset by lower per unit selling prices. Foodservice revenues increased $4.8 million, or 17.4%, primarily due to volume growth of 16.6%. Growth in the foodservice market was driven by expansions and acquisitions by our customers. Ingredient revenues decreased $1.8 million, or 12.0%, mainly as a result of a 13.4% decrease in sales volumes. The ingredient sales volume decline resulted primarily from the loss of two customers in this market due to competitive pricing issues. The Company anticipates highly competitive pricing will continue in the ingredient market.

The Company markets semolina production in excess of its own requirements as well as by-products of the durum milling process. Revenues from semolina and by-product sales for the year ended July 31, 2002, increased $5.3 million from the prior year as a result of increases in both sales volumes and per unit selling prices.

Cost of Goods Sold. Cost of goods sold totaled $130.5 million for the year ended July 31, 2002, an increase of 4.6% compared to the $124.8 million reported for the year ended July 31, 2001. The $5.7 million increase resulted mainly from revenue growth offset by lower conversion costs, due to operational improvements, and logistics savings. Gross profit as a percentage of net revenues increased from 8.2% to 14.4% as a result of these factors.

Marketing, General and Administrative ("MG&A") Expenses. MG&A expenses for the year ended July 31, 2002, totaled $9.4 million, down slightly from $9.6 million for the year ended July 31, 2001. MG&A expenses as a percentage of net revenues decreased from 7.1% to 6.2%.

Interest Expense. Interest expense for the year ended July 31, 2002, was $3.9 million, down slightly from the prior year primarily due to lower average outstanding debt levels. Cash and equity patronage refunds received from CoBank totaling $228,000 and $248,000 have been netted against interest expense for the years ended July 31, 2002 and 2001, respectively.

Income Taxes. Upon conversion to a corporation, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6.1 million. Income tax expense for the year ending July 31, 2002, excluding the charge to record deferred taxes upon conversion noted above, was $1.3 million. Such expense related to income taxes on nonpatronage net earnings while a cooperative and corporate net income.

Net Income (Loss). Net income for the year ended July 31, 2002, was $1.8 million compared to a $1.8 million net loss incurred for the year ended July 31, 2001. The $3.6 million increase resulted primarily from higher sales volumes combined with increased gross margins due to cost reductions, offset by the $6.1 million deferred income tax charge noted above.

Liquidity and Capital Resources

The Company meets its liquidity requirements from cash provided by operations, short-term borrowings under its credit facility, and outside debt financing. Working capital as of July 31, 2003, was $13.4 million compared to $23.0 million as of July 31, 2002.

The Company secured a $19 million revolving credit facility with CoBank in February 2003, covering the period from February 25, 2003, through February 23, 2004. The revolving line has a variable interest rate established by CoBank based on CoBank's cost of funds and is secured by property, equipment, and current assets of the Company. The balance outstanding under the revolving line of credit as of July 31, 2003, totaled $9.7 million. The Company had no balance outstanding under its revolving line of credit at July 31, 2002.

The Company's long-term financing is provided through various secured term loans and secured notes with CoBank and institutional investors. A majority of the Company's long-term debt is fixed-rate with a small portion being variable. Variable interest rates on term loans are based on CoBank's cost of funds.

The various debt agreements with CoBank and institutional investors obligate the Company to maintain or achieve certain amounts of equity and certain financial ratios and impose restrictions on the Company. The Master Loan Agreement (as amended) with CoBank requires the Company to maintain the following ratios: (a) a current ratio of not less than 1.20 to 1.0 through and including April 30, 2004, and of not less than 1.35 to 1.0 thereafter, (b) a long term debt to net worth ratio (adjusted to reflect a current ratio of 1.35:1.00) of not greater than 1.10 to 1.00, and (c) a consolidated funded debt to consolidated cash flow ratio of not more than 4.0 to 1.0 calculated on a trailing four quarter basis through and including April 30, 2004, and of not more than 3.0 to 1.0 thereafter. The Company cannot pay dividends on capital stock in excess of minimum requirements if such action will cause noncompliance with any financial condition, without the prior written consent of CoBank. The Note Purchase Agreement (as amended) with the institutional investors requires the Company to maintain the following: (a) consolidated net worth of not less than the sum of (1) $27,000,000 plus (2) an aggregate amount equal to 30% of consolidated net income for each completed fiscal year beginning with the fiscal year ended July 31, 1998, (b) a trailing twelve month ratio of consolidated cash flow to consolidated fixed charges of not less than 2.0 to 1.0 at the end of each fiscal quarter, and (c) a ratio of consolidated funded debt to consolidated cash flow ratio not to exceed 3.0 to 1.0 determined at the end of each fiscal quarter for the immediately preceding four fiscal quarters. The Notes (as amended) require the rate of interest on the unpaid balance be increased by one percent at any time that either (a) the ratio of the Company's consolidated funded debt to consolidated cash flow is greater than 3.0 to 1.0 as of the end of each fiscal quarter for the immediately preceding four fiscal quarters or (b) the Securities Valuation Office of the National Association of Insurance Commissioners has not assigned a designation category of "1" or "2" to the Notes. The Company was in compliance with all debt covenants (as amended) as of July 31, 2003.

We anticipate that dividends paid by the Company will be lower than the patronage distributions previously received from the Cooperative. Corporate dividends are affected by the amount of income taxes on corporate earnings. We anticipate that dividends will also be reduced compared to historical cooperative patronage distributions as the Board of Directors reinvests a larger portion of the entity's earnings to fund debt repayments, working capital requirements, equipment acquisitions, market share retention and expansion, and cost-saving projects.

Net cash used for operations totaled $1.0 million for the year ended July 31, 2003 compared to net cash provided by operations of $10.8 million and $4.4 million for the years ended July 31, 2002 and 2001, respectively. The $11.8 million decrease from fiscal year 2002 to 2003, was primarily due to the decrease in net income, increases in payments made under long-term marketing agreements and higher working capital requirements mainly related to inventory. The $6.4 million increase from fiscal 2001 to fiscal 2002 was mainly due to the increase in net income (excluding non-cash deferred income tax adjustments).

Net cash used for investing activities totaled $0.4 million for the year ended July 31, 2003. The Company redeemed short-term investments of $2.0 million during fiscal 2003 which were previously restricted (See Note 13 – Related Party Transactions to the consolidated financial statements). Offsetting this amount were payments for mill and pasta equipment as well as package design costs. Net cash from investing activities totaled $2.9 million for the year ended July 31, 2002, and resulted primarily from proceeds received on the sale of certain pasta production equipment under a sale-leaseback transaction, offset by payments made for milling and pasta equipment, intangible assets and package design costs. The sale-leaseback transaction generated $5.0 million in available funds, which were used at the time to secure and expand the Company's sales efforts. Net cash used in investing activities totaled $3.4 million for the year ended July 31, 2001, related primarily to the purchase of pasta production equipment. A significant portion of the equipment expenditures for fiscal year 2001 related to the installation of a lasagna line in the New Hope, Minnesota plant. Most of the Company's technology assets are under lease agreements, which allow the Company to stay relatively current with changing technologies.

Net cash used for financing activities totaled $1.5 million for the year ended July 31, 2003. The Company paid $1.8 million for the repurchase of stock during the year ended July 31, 2003 (See Note 13 – Related Party Transactions to the consolidated financial statements). The remaining cash used for the fiscal year 2003 related to debt principal payments offset by net borrowings under our revolving credit facility. Net cash used for financing activities totaled $10.8 million for the year ended July 31, 2002, mainly related to payments made on our credit facility and long-term debt. Net cash used for financing activities was $2.7 million for the year ended July 31, 2001, and related primarily to payments for long term debt and patronage distributions offset by proceeds from short term financing. Cash patronage distributions to members of the Cooperative totaled $4.5 million for the year ended July 31, 2001.

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2003, the Company had outstanding commitments for grain purchases totaling $7.4 million related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable. Pursuant to a warehouse agreement with Sky Logistics & Distribution, Inc. (Sky), the Company is obligated to minimum monthly storage and handling volumes totaling approximately $1.3 million for fiscal year 2004 and $0.3 million for fiscal year 2005. This agreement expires October 31, 2004. The Company has also transferred the obligation for a certain building lease to Sky. If Sky were unable to perform under the existing lease, the Company would be obligated to make payments under this lease over the remaining term. Current monthly payments under this lease total approximately $67,000, and the lease expires April 30, 2004. The Company paid $5.0 million under long-term customer marketing agreements during fiscal year 2003 and had no other significant commitments related to such agreements as of July 31, 2003.

The following table summarizes the Company's contractual obligations as of July 31, 2003 (in thousands):

Contractual Obligations	Total	Payments Due in Less Than 1 Year	Payments Due in 1 - 3 Years	Payments Due in 4 - 5 Years	Payments Due After 5 Years
Long-term debt	$ 38,274	$ 10,011	$ 16,718	$ 9,545	$ 2,000
Durum purchase obligations	7,355	7,355	–	–	–
Operating leases	3,991	1,166	2,723	102	–
	$ 49,620	$ 18,532	$ 19,441	$ 9,647	$ 2,000

Management believes that net cash to be provided by operating activities, along with its available line of credit, will be sufficient to meet the Company's expected capital and liquidity requirements for the foreseeable future.

Recently Issued Accounting Standards

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Many of these instruments were previously classified as equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. This Statement applies to three types of freestanding financial instruments, other than outstanding shares. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets; a second type includes put options and forward purchase contracts that require or may require the issuer to buy back some of its shares in exchange for cash or other assets; the third type is obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement is not expected to have a material impact on the Company's financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss to future earnings, to fair values or to future cash flows that may result from changes in the price of a financial instrument. The value of a financial instrument may change as a result of changes in interest rates, commodity prices, exchange rates, equity prices and other market changes. Market risk is attributed to all market-risk sensitive financial instruments, including long-term debt.

The Company forward contracts for a certain portion of its future durum wheat requirements. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable. The Company does not believe it is subject to any material market risk exposure with respect to interest rates, commodity prices, exchange rates, equity prices, or other market changes that would require disclosure under this item.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended July 31, 2003, 2002 and 2001
(In thousands, except per share amounts)

	2003	2002	2001
Net revenues (net of discounts and allowances of $16,706, $17,056 and $17,312 for 2003, 2002 and 2001, respectively)	**$ 136,806**	$ 152,465	$ 135,921
Cost of goods sold	**125,160**	130,502	124,811
Gross profit	**11,646**	21,963	11,110
Marketing, general and administrative expenses	**9,816**	9,382	9,631
Operating income	**1,830**	12,581	1,479
Other income (expense)			
Interest and other income	**1,063**	477	373
Gain (loss) on disposition of property, equipment and other assets	**(13)**	23	201
Interest expense, net	**(3,414)**	(3,865)	(4,148)
Income (loss) before income taxes	**(534)**	9,216	(2,095)
Charge to record deferred taxes upon conversion from a cooperative to a corporation	**–**	6,105	–
Income tax expense (benefit)	**(105)**	1,277	(311)
Net income (loss)	**(429)**	1,834	(1,784)
Dividends on preferred stock	**3**	10	15
Net earnings (loss) on common/equity stock	**$ (432)**	$ 1,824	$ (1,799)
Net earnings (loss) per common/equity share			
Basic	**$ (0.03)**	$ 0.16	$ (0.16)
Diluted	**$ (0.03)**	$ 0.16	$ (0.16)
Weighted average common/equity shares outstanding			
Basic	**12,355**	11,382	11,253
Diluted	**12,609**	11,415	11,275

See Notes to Consolidated Financial Statements

CONSOLIDATED BALANCE SHEETS

July 31, 2003 and 2002
(In thousands, except share information)

	2003	2002
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 5**	$ 2,866
Short-term investments (restricted)	**–**	1,974
Trade accounts receivable, less allowance for cash discounts and doubtful accounts of $1,012 and $792	**9,852**	16,504
Other receivables	**1,225**	360
Inventories	**28,082**	19,636
Prepaid expenses	**3,940**	2,258
Deferred income taxes	**569**	466
Total current assets	**43,673**	44,064
PROPERTY AND EQUIPMENT		
In service	**108,263**	106,885
Construction in process	**868**	371
	109,131	107,256
Less accumulated depreciation	**(41,799)**	(35,762)
Net property and equipment	**67,332**	71,494
INVESTMENTS IN COOPERATIVE BANKS	**2,413**	2,350
INTANGIBLE ASSETS	**539**	686
OTHER ASSETS	**8,433**	6,947
	$ 122,390	$ 125,541

(continued on next page)

	2003	2002
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Notes payable	**$ 9,705**	$ –
Current portion of long-term debt	**10,011**	9,320
Accounts payable	**3,793**	6,471
Excess outstanding checks over cash on deposit	**2,219**	–
Accrued liabilities	**4,516**	5,260
Total current liabilities	**30,244**	21,051
COMMITMENTS AND CONTINGENCIES	–	–
LONG-TERM DEBT, net of current portion	**28,263**	38,274
DEFERRED INCOME TAXES	**9,845**	9,833
OTHER LIABILITIES	**187**	239
Total liabilities	**68,539**	69,397
REDEEMABLE PREFERRED STOCK		
Series A, 6% cumulative, $100 par value, 533 shares authorized, 333 and 467 shares issued and outstanding as of July 31, 2003 and 2002, respectively	**33**	47
Series B, 2% non-cumulative, $100 par value, 525 shares authorized, 0 and 75 shares issued and outstanding as of July 31, 2003 and 2002, respectively	–	7
Total redeemable preferred stock	**33**	54
STOCKHOLDERS' EQUITY		
Series D delivery preferred stock, non-cumulative, $.01 par value, 11,324,377 authorized, 11,275,297 shares issued and outstanding	**113**	113
Common stock, $.01 par value, 75,000,000 shares authorized, 12,554,747 shares issued	**126**	126
Additional paid-in capital	**60,188**	60,188
Treasury stock at cost, 294,456 and 0 shares as of July 31, 2003 and 2002, respectively	**(1,840)**	–
Accumulated deficit	**(4,769)**	(4,337)
Total stockholders' equity	**53,818**	56,090
Total liabilities and stockholders' equity	**$ 122,390**	$ 125,541

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended July 31, 2003, 2002 and 2001
(In thousands)

	2003	2002	2001
OPERATING ACTIVITIES			
Net income (loss)	$ (429)	$ 1,834	$ (1,784)
Adjustments to reconcile net income (loss) to net cash from (used for) operating activities:			
Depreciation and amortization	9,249	8,813	8,859
Undistributed patronage capital from cooperatives	(63)	(139)	(204)
(Gain) loss on disposition of property, equipment and other assets	13	(23)	(201)
Deferred income taxes	(91)	5,590	(318)
Payments for long-term marketing costs	(5,000)	(2,250)	(5,038)
Changes in assets and liabilities			
Trade receivables	6,652	(4,944)	1,330
Other receivables	(865)	778	(545)
Inventories	(8,446)	1,414	731
Prepaid expenses	(790)	71	40
Other assets	10	49	(100)
Accounts payable	(2,678)	2,071	296
Excess outstanding checks over cash on deposit	2,219	(1,072)	1,072
Grower payables	–	(969)	(318)
Other accrued liabilities	(744)	(449)	602
NET CASH FROM (USED FOR) OPERATING ACTIVITIES	(963)	10,774	4,422
INVESTING ACTIVITIES			
Purchases of property and equipment	(2,006)	(1,085)	(4,005)
Proceeds from sale of property, equipment and other assets	3	5,079	1,050
Purchases of intangible assets	–	(735)	–
Redemption of short-term investments	1,974	–	–
Payments for package design costs	(390)	(343)	(440)
NET CASH FROM (USED FOR) INVESTING ACTIVITIES	(419)	2,916	(3,395)

(continued on next page)

	2003	2002	2001
FINANCING ACTIVITIES			
Net change in short-term notes payable	**9,705**	(8,100)	6,225
Payments on long-term debt	**(9,320)**	(2,657)	(4,479)
Preferred stock issued	**–**	–	–
Preferred stock retirements	**(21)**	(59)	(13)
Dividends paid on preferred stock	**(3)**	(10)	(15)
Memberships issued	**–**	1	–
Memberships retired	**–**	(2)	(1)
Patronage distributions	**–**	–	(4,466)
Purchase of treasury stock	**(1,840)**	–	–
NET CASH USED FOR FINANCING ACTIVITIES	**(1,479)**	(10,827)	(2,749)
NET CHANGE IN CASH AND CASH EQUIVALENTS	**(2,861)**	2,863	(1,722)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	**2,866**	3	1,725
CASH AND CASH EQUIVALENTS, END OF YEAR	**$ 5**	$ 2,866	$ 3
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION			
Cash payments for			
Interest (net of amounts capitalized)	**$ 3,544**	$ 3,742	$ 4,375
Income taxes (refunded)	**$ 1,193**	$ 1,720	$ (21)
SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES			
Deferred gain on sale-leaseback transaction	**$ –**	$ 256	$ –

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years Ended July 31, 2003, 2002 and 2001
(In thousands, except share information)

	Series C Convertible Preferred Stock	Series D Delivery Preferred Stock	Membership Stock	Equity Stock	Common Stock	Additional Paid-in Capital
BALANCE, JULY 31, 2000	$ 92	$ –	$ 145	$ 28,133	$ –	$ 22,876
Preferred dividends declared	–	–	–	–	–	–
Net memberrship stock retired	–	–	(1)	–	–	–
Net loss for the year ended July 31, 2001	–	–	–	–	–	–
Patronage allocations	–	–	–	–	–	–
Patronage paid	–	–	–	–	–	–
BALANCE, JULY 31, 2001	$ 92	$ –	$ 144	$ 28,133	$ –	$ 22,876
Preferred dividends declared	–	–	–	–	–	–
Net membership stock retired	–	–	(1)	–	–	–
Series C preferred stock converted to equity stock	(92)	–	–	55	–	37
Net income for the eleven months ended June 30, 2002 (represents net income while a cooperative)	–	–	–	–	–	–
Patronage allocations	–	–	–	–	–	–
Equity adjustments for conversion from a cooperative to a corporation	–	113	(143)	(28,188)	126	37,275
Net loss for the month ended July 31, 2002 (represents net loss after conversion to a corporation, including charge to record deferred taxes upon conversion)	–	–	–	–	–	–
BALANCE JULY 31, 2002	$ –	$ 113	$ –	$ –	$ 126	$ 60,188
Preferred dividends declared	–	–	–	–	–	–
Purchase of treasury stock	–	–	–	–	–	–
Net loss for the year ended July 31, 2003	–	–	–	–	–	–
BALANCE, JULY 31, 2003	$ –	$ 113	$ –	$ –	$ 126	$ 60,188

See Notes to Consolidated Financial Statements

Treasury Stock	Accumulated Deficit	Allocated Accumulated Earnings Qualified	Allocated Accumulated Earnings Non-Qualified	Unallocated Accumulated Earnings (Deficit) Patronage	Unallocated Accumulated Earnings (Deficit) Non-member	Total
$ –	$ –	$ –	$ 1,931	$ 7,589	$ (233)	$ 60,533
–	–	–	–	(15)	–	(15)
–	–	–	–	–	–	(1)
–	–	–	–	(1,542)	(242)	(1,784)
–	–	4,466	2,665	(7,131)	–	–
–	–	(4,466)	–	–	–	(4,466)
$ –	$ –	$ –	$ 4,596	$ (1,099)	$ (475)	$ 54,267
–	–	–	–	(9)	(1)	(10)
–	–	–	–	–	–	(1)
–	–	–	–	–	–	–
–	–	–	–	6,137	1,419	7,556
–	–	–	4,586	(4,586)	–	–
–	1,385	–	(9,182)	(443)	(943)	–
–	(5,722)	–	–	–	–	(5,722)
$ –	$ (4,337)	$ –	$ –	$ –	$ –	$ 56,090
–	(3)	–	–	–	–	(3)
(1,840)	–	–	–	–	–	(1,840)
–	(429)	–	–	–	–	(429)
$ (1,840)	$ (4,769)	$ –	$ –	$ –	$ –	$ 53,818

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY – continued

Years Ended July 31, 2003, 2002 and 2001
(In thousands, except share information)

	Number of shares					
	Series C Convertible Preferred Stock	Series D Delivery Preferred Stock	Membership Stock	Equity Stock	Common Stock	Treasury Stock
BALANCE, JULY 31, 2000	924	–	1,158	11,253,121	–	–
Net membership stock retired	–	–	(2)	–	–	–
BALANCE, JULY 31, 2001	924	–	1,156	11,253,121	–	–
Net membership stock retired	–	–	(9)	–	–	–
Series C preferred stock converted to equity stock	(924)	–	–	22,176	–	–
Equity adjustments for conversion from a cooperative to a corporation	–	11,275,297	(1,147)	(11,275,297)	12,554,747	–
BALANCE, JULY 31, 2002	–	11,275,297	–	–	12,554,747	–
Purchase of treasury stock	–	–	–	–	–	294,456
BALANCE, JULY 31, 2003	–	11,275,297	–	–	12,554,747	294,456

See Notes to Consolidated Financial Statements

NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conversion and Nature of Business

Dakota Growers Pasta Company, Inc. ("Dakota Growers" or "the Company") is a North Dakota corporation that was organized on January 30, 2002, for the specific purpose of consummating the conversion of Dakota Growers Pasta Company, a North Dakota cooperative (the "Cooperative"), into a corporation. The conversion of the Cooperative from a cooperative to a corporation was completed by means of a series of mergers, the last of which was effective July 1, 2002, with the Company being the ultimate surviving entity in the conversion. The Company operates as the Cooperative's successor and its operations are a continuance of the operations of the Cooperative.

The aforementioned conversion was accounted for as an exchange between related parties. Therefore, no gain or loss was recognized at the time of conversion and the book value of the assets and liabilities of the Cooperative carried over to the Company. Upon conversion, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of approximately $6.1 million (see Note 7 – Income Taxes).

The Company operates milling and pasta manufacturing facilities in Carrington, North Dakota. In addition, the Company's wholly owned subsidiary, Primo Piatto, Inc. ("Primo Piatto"), a Minnesota corporation, operates pasta manufacturing facilities in New Hope, Minnesota.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and Primo Piatto, Inc., its wholly owned subsidiary. All significant inter-company accounts and transactions have been eliminated in the preparation of the consolidated financial statements.

Estimates

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Reclassifications have been made to the financial statements as of July 31, 2002, and for the years ended July 31, 2002 and 2001, to facilitate comparability with the statements as of and for the year ended July 31, 2003. Such reclassifications have no effect on the net result of operations.

Risks and Uncertainties

The Company attempts to minimize the effects of durum wheat cost fluctuations mainly through forward contracting and through agreements with certain customers that provide for price adjustments based on raw material cost changes. Such efforts, while undertaken to attempt to minimize the risks associated with increasing durum costs on profitability, may temporarily prevent the Company from recognizing the benefits of declining durum prices.

Most of the Company's currently outstanding debt instruments have fixed interest rates to maturity. If the Company's operations require additional debt issuance, any changes in interest rates may have an impact on future results.

The Company's cash balances are maintained in various bank deposit accounts. The deposit accounts may exceed federally insured limits at various times throughout the year.

Impairment and Disposal of Long-Lived Assets

The Company accounts for impairment or disposal of long-lived assets in accordance with the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" which supersedes SFAS No. 121. SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Long-lived assets to be disposed of by sale are reported at the lower of the carrying amount or fair value less costs to sell, and will cease to be depreciated. SFAS No. 144 also requires long-lived assets to be disposed of other than by sale to be considered as held and used until disposed of, requiring the depreciable life to be adjusted as an accounting change.

Revenue Recognition

Revenues are recognized when risk of loss transfers, which occurs when goods are shipped. Pricing terms, including promotions and rebates, are final at that time. Revenues include amounts billed for products as well as any associated shipping costs billed to deliver such products.

The Company provides allowances for annual promotional programs based upon annual sales volumes. Revenues are presented net of discounts and allowances of $16,706,000, $17,056,000 and $17,312,000 for the years ended July 31, 2003, 2002 and 2001, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and in financial institutions, and investments with maturities of less than 90 days.

Short-term Investments (Restricted)

Short-term investments (restricted) at July 31, 2002 represent certificates of deposit that were pledged as security for loans made by a financial institution, which had restricted such investments, to certain officers of the Company to exercise stock options. The Company repurchased a portion of the Company's common stock held by these officers in November 2002 (see also Note 13 – Related Party Transactions). The proceeds received by the officers in conjunction with the repurchase were used to pay off their loans with the financial institution. As a result, the Company's certificates of deposit were no longer restricted.

Trade Accounts Receivable and Major Customers

The Company grants unsecured credit to certain customers who meet the Company's credit requirements. Trade accounts receivable are uncollateralized customer obligations due under normal terms and are generally non-interest bearing. Payments on trade receivables are allocated to specific invoices identified on a customer's remittance advice or, if unspecified, are generally applied to the earliest unpaid invoices. The carrying amount of the receivables is reduced by an amount that reflects management's best estimate of amounts that will not be collected. Trade accounts receivable are presented net of allowances for cash discounts and doubtful accounts, which totaled $1,012,000 and $792,000 as of July 31, 2003 and 2002, respectively.

One customer accounted for 17% of accounts receivable as of July 31, 2003. A separate customer accounted for 33% of accounts receivable as of July 31, 2002. Sales to one customer represented 17% and 12% of net revenues for the years ended July 31, 2003 and 2002, respectively. No customer represented greater than 10% of accounts receivable or net revenues as of and for the year ended July 31, 2001.

The following summarizes balance and activity information related to the allowance for cash discounts and doubtful accounts (in thousands):

	Balance at Beginning of Year	Charged to Costs and Expenses	Deductions from Allowance	Balance at End of Year
Allowance for cash discounts:				
Year ended July 31, 2003	$ 185	$ 2,089	$ (2,148)	$ 126
Year ended July 31, 2002	150	2,365	(2,330)	185
Year ended July 31, 2001	148	2,346	(2,344)	150
Allowance for doubtful accounts:				
Year ended July 31, 2003	$ 607	$ 281	$ (2)	$ 886
Year ended July 31, 2002	460	405	(258)	607
Year ended July 31, 2001	200	260	–	460
Allowance for cash discounts and doubtful accounts:				
Year ended July 31, 2003	$ 792	$ 2,370	$ (2,150)	$ 1,012
Year ended July 31, 2002	610	2,770	(2,588)	792
Year ended July 31, 2001	348	2,606	(2,344)	610

Inventories

Inventories are stated at the lower of cost or market, determined on a first-in, first-out (FIFO) basis, using product specific standard costs. The major components of inventories as of July 31, 2003 and 2002, are as follows (in thousands):

	2003	2002
Finished goods	**$ 22,549**	$ 14,343
Raw materials and packaging	**5,533**	5,293
	$ 28,082	$ 19,636

Property and Equipment

Property and equipment are stated at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred. When depreciable properties are retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Interest is capitalized on construction projects of higher cost and longer duration. Interest capitalized totaled $7,000, $6,000 and $112,000 for the years ended July 31, 2003, 2002 and 2001.

The initial acquisition of land by the Company is stated at the estimated fair value of the land at acquisition. Subsequent land acquisitions are recorded at cost.

Depreciation is provided for over the estimated useful lives of the individual assets using the straight-line method. The estimated useful lives used in the computation of depreciation expense range from 3 to 40 years. Depreciation expense totaled $6,100,000, $6,572,000 and $7,003,000 for the years ended July 31, 2003, 2002 and 2001, respectively.

Details relative to property and equipment are as follows (in thousands):

	2003	2002
Land and improvements	**$ 2,893**	$ 2,865
Buildings	**22,213**	22,003
Equipment	**83,157**	82,017
Property and equipment in service	**108,263**	106,885
Construction in process	**868**	371
Less accumulated depreciation	**(41,799)**	(35,762)
	$ 67,332	$ 71,494

Investments in Cooperative Banks

Investments in cooperative banks are stated at cost, plus unredeemed patronage refunds received in the form of capital stock. Patronage refunds estimated to be received are shown as other receivables or other assets.

Intangible Assets

The Company acquired certain intangible assets for $735,000 in fiscal year 2002. Such intangibles consisted mainly of customer-based intangibles and covenants not to compete. The Company believes these assets have a finite life and, in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," is amortizing the amounts on a straight-line basis over a five-year estimated useful life. Amortization expense for the years ended July 31, 2003 and 2002, totaled $147,000 and $49,000, respectively.

Details relative to intangible assets are as follows (in thousands):

	2003	2002
Gross Amount:		
Customer-based intangibles	**$ 405**	$ 405
Covenants not to compete	**330**	330
	735	735
Accumulated Amortizaton:		
Customer-based intangibles	**(108)**	(27)
Covenants not to compete	**(88)**	(22)
	(196)	(49)
Net:		
Customer-based intangibles	**297**	378
Covenants not to compete	**242**	308
	$ **539**	$ 686

The estimated amortization expense for each of the fiscal years ending July 31 is as follows (in thousands):

2004	$ 147
2005	147
2006	147
2007	98
	$ 539

Other Assets

The Company capitalizes package design costs, which relate to certain third party costs to design artwork and to produce die plates and negatives necessary to manufacture and print packaging materials according to Company and customer specifications. These costs are amortized ratably over three to five year periods based on estimated useful life. Minor revisions are expensed as incurred. If a product design is discontinued or replaced prior to the end of the amortization period, the remaining unamortized balance is charged to expense. Package design costs are presented net of accumulated amortization totaling $3,536,000 and $2,918,000 as of July 31, 2003 and 2002, respectively.

Prepaid marketing costs relate to payments made to certain customers covering contract terms and pricing for varying periods extending beyond one year. These costs are amortized in proportion to sales volumes over the term of the agreement.

The debt issuance costs relate to expenditures incurred in obtaining long-term debt. These costs are being amortized over the term of the related debt based on the effective interest rate.

The breakdown of other assets, net of accumulated amortization, is as follows (in thousands):

	2003	2002
Package design costs	$ 597	$ 821
Prepaid marketing costs	7,606	5,855
Debt issuance costs	91	122
Other	139	149
	$ 8,433	$ 6,947

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	2003	2002
Accrued promotional costs	$ 1,217	$ 1,519
Accrued interest	1,091	1,252
Accrued freight	706	733
Other	1,502	1,756
	$ 4,516	$ 5,260

Shipping and Handling Costs

Shipping and handling costs are included in cost of goods sold upon shipment of the Company's product to its customers.

Advertising

Costs of advertising are immaterial and expensed as incurred.

Interest Expense, Net

The Company earns patronage refunds from its patronage-based debt issued through cooperative banks based on its share of the net interest income earned by the banks. These patronage refunds received or estimated to be received are applied against interest expense.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates expected to apply when the differences are expected to reverse. Deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Prior to the conversion from a cooperative to a corporation, the Company was taxed as a non-exempt cooperative for federal income tax purposes. Business conducted with the Cooperative's members constituted patronage business as defined by the Internal Revenue Code. The Cooperative calculated income from patronage sources based on income derived from bushels of durum delivered by Cooperative members. Non-patronage income was derived from the resale of wheat flour containing spring wheat flour purchased from non-members, the resale of pasta purchased from non-members, the resale of semolina purchased from non-members, rental income, certain amounts of interest income, and any income taxes assessed on non-member business.

The Cooperative was subject to income taxes on earnings from non-patronage sources and patronage earnings not qualified to the Cooperative's members. Cooperative organizations have 8 ½ months after their fiscal year-end to make qualified patronage allocations in the form of written notices of allocation or cash. As a cooperative, the provision for income taxes related to the results of operations from non-patronage business, state income taxes and certain other permanent and temporary differences between financial and income tax reporting.

Stockholders' Equity/Members' Investment

Under the cooperative structure, accumulated unallocated earnings represented cumulative net income which had not been allocated to members, while accumulated non-qualified allocated earnings represented earnings which had been allocated to members based on patronage but not distributed or qualified for income tax purposes. Patronage allocations are reflected in the financial statements in the period in which such allocations were declared by the Board of Directors.

Stock Options

The Company has elected to follow Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its employee stock options and has adopted the pro forma disclosure requirements under SFAS No. 123, "Accounting for Stock-Based Compensation." The Company has not recognized any compensation expense under APB No. 25 upon the granting or exercise of stock options because the exercise price is equal to or greater than the market price of the underlying stock on the date of grant.

Earnings per Share

The Company has presented earnings per share (EPS) for the years ended July 31, 2003, 2002 and 2001 using the guidelines established in Statement of Financial Accounting Standards No. 128, "Earnings per Share." Basic EPS is calculated by dividing net earnings on common/equity stock by the weighted average number of common/equity shares effective and outstanding during the period. Diluted EPS includes the effect of all potentially dilutive securities, such as options and convertible preferred stock.

Dilutive securities, consisting of options and convertible preferred stock, included in the calculation of diluted weighted average common/equity shares totaled 254,000 shares, 33,000 shares and 22,000 shares for the years ended July 31, 2003, 2002 and 2001, respectively. As the Company's stock is only traded in a small secondary market, the Company has assumed the proceeds from the exercise of stock options would reduce debt and, thus, interest expense.

Recently Issued Accounting Standards

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. Many of these instruments were previously classified as equity. SFAS No. 150 requires that an issuer classify a financial instrument that is within its scope as a liability, or as an asset in some circumstances. This Statement applies to three types of freestanding financial instruments, other than outstanding shares. One type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or assets; a second type includes put options and forward purchase contracts that require or may require the issuer to buy back some of its shares in exchange for cash or other assets; the third type is obligations that can be settled with shares, the monetary value of which is fixed, ties solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers' shares. SFAS No. 150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this Statement is not expected to have a material impact on the Company's financial statements.

NOTE 2 – SHORT-TERM NOTES PAYABLE

The Company has a $19 million revolving credit facility with CoBank, which matures on February 23, 2004. The revolving line has a variable interest rate (3.47% at July 31, 2003) not to exceed CoBank's National Variable Rate plus 1% and is secured by property, equipment, and current assets of the Company. The balance outstanding on the revolving line of credit as of July 31, 2003 was $9,705,000. There was no balance outstanding on the line at July 31, 2002.

Weighted average interest rates on short-term borrowings were 3.67%, 5.12% and 6.97% for the years ended July 31, 2003, 2002 and 2001, respectively.

NOTE 3 – LONG-TERM DEBT

Information regarding long-term debt at July 31, 2003 and 2002 is as follows (in thousands):

	2003	2002
Term loans from CoBank due in quarterly installments of $685,000 plus interest through December 31, 2004, variable interest on $20,000 (3.92% at July 31, 2003), remainder at 8.68% to 8.76%, collateralized by property and equipment	**$ 4,020**	$ 6,000
Term loans from CoBank due in quarterly installments of $625,000 plus interest through December 31, 2004, variable interest on $625,000 (3.92% at July 31, 2003), remainder at 8.68% to 8.76%, collaterialized by property and equipment	**3,625**	6,125
Non-patronage term loan from CoBank due in annual principal installments of $1,200,000 through September 30, 2008, interest at 5.71%, collateralized by property and equipment	**7,200**	8,400
Senior Secured Guaranteed Notes, Series A, due in annual principal installments of $2,571,000 commencing August 1, 2002 through August 1, 2008, interest at 8.04%, collateralized by property and equipment	**15,429**	18,000
Senior Secured Guarantee Notes, Series B, due in annual principal installments of $1,000,000 commencing August 1, 2002 through August 1, 2010, interest at 8.14%, collateralized by property and equipment	**8,000**	9,000
Notes paid in full during fiscal year 2003	**–**	69
Total long-term debt	**38,274**	47,594
Less current portion	**10,011**	9,320
Net long-term debt	**$ 28,263**	$ 38,274

Aggregate future maturities required on long-term debt are as follows (in thousands):

Years ending July 31,		
2004	$	10,011
2005		7,176
2006		4,771
2007		4,771
2008		4,771
Thereafter		6,774
	$	38,274

The Company has a $7,200,000 letter of credit commitment with CoBank, securing the non-patronage loan from CoBank. The letter of credit commitment is subject to a commitment fee of 1.0% on an annualized basis and expires December 31, 2008. Advances on the letter of credit commitment are payable on demand.

The Company's loan agreements with its lenders contain certain covenants related to, among other matters, the maintenance of certain working capital, leverage, and debt service ratios and a minimum net worth requirement. The Company was in compliance with these loan covenants (as amended) as of July 31, 2003.

The Company incurred $3,547,000, $4,099,000 and $4,508,000 of interest on long and short-term debt and other obligations in fiscal years 2003, 2002 and 2001, respectively, of which $7,000, $6,000 and $112,000 was capitalized in the respective periods. Patronage income from cooperative banks of $126,000, $228,000 and $248,000 was netted against interest expense on the statement of operations for the years ended July 31, 2003, 2002 and 2001, respectively.

NOTE 4 – STOCKHOLDERS' EQUITY

Following the conversion from a cooperative to a corporation, the Company is authorized to issue 75,000,000 shares of Common Stock, $.01 par value per share, 533 shares of Series A Preferred Stock, $100 par value per share, 525 shares of Series B Preferred Stock, $100 par value per share, 2,045 shares of Series C Preferred Stock, $100 par value per share, 11,324,377 shares of Series D Delivery Preferred Stock, $.01 par value per share, 130,000 shares of Series E Junior Participating Preferred Stock, $.01 par value per share, and 13,672,520 shares of undesignated preferred stock, $.01 par value per share.

As a result of the mergers undertaken to effect the change from a cooperative to a corporation, members of the Cooperative received: (i) twenty-five shares of Common Stock of the Company for each share of the Cooperative's Membership Stock they held as of the effective date of the conversion; (ii) a number of shares of Common Stock, $.01 par value per share, of the Company equal to the number of shares of the Cooperative's Equity Stock they held as of the effective date of the conversion; (iii) a number of shares of Series D Delivery Preferred Stock, $.01 par value per share, of the Company equal to the number of shares of the Cooperative's Equity Stock they held as of the effective date of the conversion; and (iv) one share of Common Stock of the Company for each $7.36 of Non-Qualified Written Notices of Allocation held in the member's name on the records of the Cooperative. To the extent that shareholders of the Cooperative held Series A Preferred Stock or Series B Preferred Stock of the Cooperative as of the effective date of the conversion, they received a number of shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, of the Company equal to the number of shares of the Cooperative's Series A Preferred Stock or Series B Preferred Stock, as applicable, held as of such effective date. Persons who held options to acquire Series C Preferred Stock of the Cooperative had those options converted automatically into options containing the same terms with regard to Series C Preferred Stock of the Company.

Prior to the conversion, under the terms of the Cooperative's bylaws, the Cooperative's net income, determined in accordance with generally accepted accounting principles consistently applied, was distributed annually based on the volume of patronage business (bushels of durum delivered, which approximates one bushel of durum per equity share). The distribution was in the form of cash or credits to each member-producer's patronage credit account, which was established on the books of the Cooperative as determined by the Board of Directors. Equity requirements of the Cooperative could be retained as unallocated earnings, or retained from amounts due to patrons and credited to members' investments in the form of unit retains or undistributed allocated patronage. In the event of a net loss in any fiscal year under the cooperative structure, the Cooperative could first offset the net loss against any earned unallocated surplus. If the net loss exceeded the earned unallocated surplus, the Cooperative could elect to recover the net loss from prior or subsequent years net margins or savings.

Prior to conversion to a corporation, the net income allocable to patronage business totaled $6,137,000 for the year ended July 31, 2002. The net loss allocable to patronage business totaled $1,542,000 for the year ended July 31, 2001.

In April 2002, the Cooperative's Board of Directors authorized a non-qualified patronage allocation of $4,586,000 representing the patronage earnings as a cooperative for fiscal 2002 offset by the patronage net loss for fiscal year 2001.

The Board of Directors of the Cooperative authorized a qualified patronage allocation of $4,466,000 ($.4284 per bushel acquired or $.40 per average outstanding equity share) for fiscal year 2000 at its November 2000 meeting. The total qualified patronage allocation was paid in cash on November 30, 2000. The Board also voted to allocate, on a non-qualified basis, the remainder of the fiscal 2000 patronage earnings totaling $2,665,000. In taking these actions, the Board of Directors rescinded the patronage allocations authorized at the October 2000 meeting as reported in the Company's Form 10-K for the year ended July 31, 2000.

Holders of Series C Preferred Stock shall receive payment of a non-cumulative annual dividend at the rate of 6% of the $100 par value on each share of Series C Preferred Stock. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the

Company. The conversion ratio shall be proportionately adjusted at any time the outstanding shares of Common Stock are increased or decreased without payment by or to the Company or the Company's shareholders.

Each share of Series D Delivery Preferred Stock of the Company gives its holder the privilege, but not the obligation, to deliver one bushel of durum wheat to the Company each year on a "first-come, first-served" basis. Because the privilege of a holder of Series D Delivery Preferred Stock to deliver durum wheat to the Company only arises if the Company requires durum, the privilege is not absolute. Holders of Series D Delivery Preferred Stock will be entitled to receive, if and when declared by the Board of Directors, a non-cumulative annual dividend of up to $.04 per share on each share of Series D Delivery Preferred Stock held by such holder. The Company must pay holders of Series D Delivery Preferred Stock a dividend of at least $.01 per share before paying any dividends on Common Stock.

The Board of Directors of the Company adopted a Rights Plan that became effective upon consummation of the conversion. Under the Rights Plan, the Board of Directors of the Company has declared a dividend of one purchase right (a "Right") for each outstanding share of Common Stock held of record immediately following the conversion. Each Right will entitle the holder to purchase from the Company one-hundredth of one share of Series E Junior Participating Preferred Stock at a specified price, subject to certain adjustments. The Rights will not become exercisable, and will not be transferable apart from the Company's shares of Common Stock, until a person or group has acquired 15% or more of the Company's Common Stock or has commenced a tender or exchange offer for 15% or more of the Company's Common Stock. In those events, each Right will entitle the holder (other than the acquiring person or group) to receive, upon exercise, common shares of either the Company or the acquiring company having value equal to two times the exercise price of the Right. The Rights issued under the Rights Plan will be redeemable by the Company's Board of Directors in certain circumstances and will expire ten years from the date of adoption.

In November 2002, the Board of Directors approved the repurchase of 294,456 shares of the Company's common stock from certain executive officers of the Company. The Company purchased these shares for $1,840,350 or $6.25 per share (see also Note 13 – Related Party Transactions). These shares were held in treasury as of July 31, 2003.

NOTE 5 – REDEEMABLE PREFERRED STOCK

The Cooperative issued 800 shares of Series A Preferred Stock in fiscal 2000, of which 467 shares had been redeemed as of July 31, 2003. Each share of Series A Preferred Stock entitles its holder to receive a cumulative annual dividend of 6% of the $100 par value per share. The Series A Preferred Stock is scheduled to be redeemed ratably on a quarterly basis through December 2005.

Each share of Series B Preferred Stock entitles its holder to receive a non-cumulative annual dividend of 2% of the $100 par value per share when and as declared by the Board of Directors. All shares of the Series B Preferred Stock were redeemed as of July 31, 2003.

NOTE 6 – EMPLOYEE BENEFIT PLANS

Dakota Growers Pasta Company, Inc. and Primo Piatto, Inc. have a 401(k) plan that covers employees who have met age and service requirements. The plan covers employees who have reached 21 years of age and completed six months of service as defined in the plan document. Effective January 1, 2003, the 401(k) plan was amended, and the Company match was changed to 100% on the first 3% of the employees' elected deferral and 50% on the next 2%. Previously the Company matched 100% on the first 2% of the employees' elected deferral, 50% on the next 1%, and 25% on the next 4%. Employer contributions to the plan totaled $345,000, $319,000 and $342,000 for the years ended July 31, 2003, 2002 and 2001, respectively.

Primo Piatto, Inc. is also required to contribute to a multi-employer pension plan covering certain hourly employees subject to a collective bargaining agreement. Such employees may also participate in the 401(k) plan but are excluded from amounts contributed by Primo Piatto. Contributions for the years ended July 31, 2003, 2002 and 2001 totaled $81,000, $72,000 and $99,000, respectively.

NOTE 7 – INCOME TAXES

The conversion from a cooperative to a corporation effectuated via a series of mergers, the last of which was completed July 1, 2002, is treated under Code Section 368(a)(1)(F) as a reorganization. A corporation that survives a reorganization defined in Code Section 368(a)(1)(F) is treated for tax purposes as a continuation of its predecessor, accordingly, the Company retained the fiscal year, accounting methods, tax elections and other tax attributes of the Cooperative. However, because it no longer operates on a cooperative basis after the conversion, the Company is taxable as a "C corporation." As such, it will no longer pay deductible patronage dividends and any distributions to the shareholders will be treated as nondeductible dividends.

The Cooperative was a non-exempt cooperative as defined by Section 1381(a)(2) of the Internal Revenue Code. Accordingly, net margins from business done with member patrons, which were allocated and paid as prescribed in Section 1382 of the Code (hereafter referred to as "qualified"), were taxable to the members and not to the Cooperative. Net margins and member allocations were determined on the basis of accounting used for financial reporting purposes. To the extent that net margins were not qualified as stated above or arose from business done with non-members, the Cooperative had taxable income subject to corporate income tax rates.

Upon conversion to a corporation, the Company recorded deferred tax assets and liabilities for the tax effects of any temporary differences existing between income tax and financial reporting on the date of the change. Prior to conversion, the Cooperative had not recorded deferred taxes for temporary differences that were likely to be eliminated through patronage allocations. In recording such deferred tax assets and liabilities upon conversion to a corporation, the Company recorded a nonrecurring, non-cash income tax charge of $6,105,000 during the year ended July 31, 2002.

Significant components of the Company's deferred tax assets and liabilities as of July 31, 2003 and 2002 related to temporary differences are as follows (in thousands):

	2003	2002
Deferred tax assets		
AMT credit carryforward	**$ 1,221**	$ 831
Accounts receivable allowances	**346**	237
Accrued expenses and and other reserves	**223**	323
Total deferred tax assets	**$ 1,790**	$ 1,391
Deferred tax liabilities		
Property and equipment	**(11,066)**	(10,758)
Net deferred tax liabilities	**$ (9,276)**	$ (9,367)

Classified in the accompanying balance sheet as follows:

	2003	2002
Current assets	**$ 569**	$ 466
Noncurrent liabilities	**(9,845)**	(9,833)
Net deferred tax liabilities	**$ (9,276)**	$ (9,367)

The Company has an AMT credit carryforward of $1,221,000 at July 31, 2003, which may be carried forward indefinitely. Management believes it is more likely than not that the deferred tax assets as of July 31, 2003, will be realized through the generation of future taxable income and tax planning strategies.

Income tax expense (benefit) for the years ended July 31, 2003, 2002 and 2001, consists of the following (in thousands):

	2003	2002	2001
Current income tax expense (benefit)	**$ (78)**	$ 1,792	$ 7
Prior year underaccrual	**64**	–	–
Deferred income taxes	**(91)**	(515)	(318)
	(105)	1,277	(311)
Charge to record deferred taxes upon conversion from a cooperative to a corporation	–	6,105	–
Income tax expense (benefit)	**$ (105)**	$ 7,382	$ (311)

The reconciliation of the federal statutory income tax rate to the effective income tax rate for the years ended July 31, 2003, 2002 and 2001, is as follows:

	2003	2002	2001
Federal statutory income tax rate	**(34.0)** %	34.0 %	(34.0) %
Adjustment of prior year accrual	**12.0**	–	–
State income taxes, net of federal income tax effect	**(5.0)**	5.0	(5.0)
Patronage (earnings) loss	–	(25.1)	34.5
Adjustment of deferred taxes (patronage versus non-patronage use of property)	–	–	(15.2)
Charge to record deferred taxes upon conversion from a cooperative to a corporation	–	66.0	–
Other (net)	**7.0**	0.2	4.9
Effective income tax rate	**(20.0)** %	80.1 %	(14.8) %

NOTE 8 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is generally defined as the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced liquidation sale. Quoted market prices are generally not available for the Company's financial instruments. Accordingly, fair values are based on judgments regarding anticipated cash flows, future expected loss experience, current economic conditions, risk characteristics of various financial instruments and other factors. These estimates involve uncertainties and matters of judgment, and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

The carrying amount of cash and cash equivalents, receivables, payables, short-term debt and other current assets and liabilities approximates fair value because of the short maturity and/or frequent repricing of those instruments.

The Company believes it is not practical to estimate the fair value of the securities of non-subsidiary cooperatives without incurring excessive costs because there is no established market for these securities and it is inappropriate to estimate future cash flows, which are largely dependent on future patronage earnings of the non-subsidiary cooperatives.

Based upon current borrowing rates with similar maturities, the fair value of the long-term debt approximates the carrying value as of July 31, 2003 and 2002.

NOTE 9 – OPERATING LEASES

The Company leases various items of equipment, primarily rail cars, pasta equipment, forklifts and computers.

Future obligations for the above leases for the fiscal years ended July 31 are as follows (in thousands):

2004	$ 1,166
2005	1,067
2006	985
2007	671
2008	60
Thereafter	42
	$ 3,991

Lease expense totaled $1,485,000, $1,014,000 and $988,000 for the years ended July 31, 2003, 2002 and 2001, respectively.

NOTE 10 – SALE-LEASEBACK

The Company entered into a sale-leaseback transaction effective March 29, 2002, for certain pasta production equipment. Proceeds from the sale totaled $5 million. The lease, which is classified as operating, sets forth an initial term of five years and calls for lease payments of $72,000 per month. At the end of the initial lease term, the Company may renew the lease at fair rental value, terminate the lease and surrender the equipment with the payment of a 10% of equipment cost remarketing fee, or purchase the equipment for $1,750,000. The Company realized a gain on the sale of $255,000, which was deferred and will be amortized in proportion to the gross rentals charged to expense over the five-year lease term. Minimum rentals required under the lease, which are also included in the future lease obligations disclosed in Note 9, for fiscal years ending July 31 are as follows (in thousands):

2004	$ 863
2005	863
2006	863
2007	576
	$ 3,165

NOTE 11 – COMMITMENTS AND CONTINGENCIES

The Company forward contracts for a certain portion of its future durum wheat requirements. At July 31, 2003, the Company had outstanding commitments for grain purchases totaling $7,355,000 related to forward purchase contracts. These contracts are set price contracts to deliver grain to the Company's mill, and are not derivative in nature as they have no net settlement provision and are not transferable.

Pursuant to a warehouse agreement with Sky Logistics & Distribution, Inc. (Sky), the Company is obligated to minimum monthly storage and handling volumes totaling approximately $1,318,000 for fiscal year 2004 and $330,000 for fiscal year 2005. This agreement expires October 31, 2004. The Company has also transferred the obligation for a certain building lease to Sky. If Sky were unable to perform under the existing lease, the Company would be obligated to make payments under this lease over the remaining term. Current monthly payments under this lease total approximately $67,000, and the lease expires April 30, 2004.

The Company has entered into long-term marketing agreements, which include volume and pricing commitments, with U.S. Foodservice and Safeway, Inc. through December 31, 2006, and August 31, 2006, respectively. The Company has also entered into an agreement with Gruppo Euricom ("EU"), an Italian pasta manufacturer, to be the exclusive distributor of EU's Italian pasta and rice products in the United States and Canada with an initial term through August 2006. These products are primarily sold in the private label retail and foodservice markets.

The Company is subject to various lawsuits and claims which arise in the ordinary course of its business. While the results of such litigation and claims cannot be predicted with certainty, management believes the disposition of all such proceedings, individually or in aggregate, should not have a material adverse effect on the Company's financial position, results of operations or cash flows.

NOTE 12 – STOCK OPTION PLANS

On January 31, 1997 the Cooperative's Compensation Committee of the Board of Directors (the "Compensation Committee") adopted the Dakota Growers Incentive Stock Option Plan (the "Plan"). The Plan was ratified by the Cooperative members at the annual meeting in January 1998. The Compensation Committee or the Board of Directors has the power to determine the key management employees of the Company to receive options and the number of shares to be optioned to each of the employees. Options granted under the Plan are for the purchase of Series C Convertible Preferred Stock at fair market value, which were convertible into Equity Stock as a cooperative, and are now convertible into Common Stock and Series D Delivery Preferred Stock as a corporation at the option of the employee, under the applicable conversion ratio. The maximum number of preferred shares that may be issued pursuant to options granted under the Plan is 15,000, all of which have been issued as of July 31, 2003. Each share of Series C Preferred Stock is convertible into 24 shares of Common Stock and 24 shares of Series D Delivery Preferred Stock of the Company. The conversion ratio is proportionately adjusted if the Company increases the outstanding shares of Common Stock or Series D Delivery Preferred Stock, as applicable, without payment by or to the Company or the Company's shareholders for such additional shares (e.g. stock split, stock dividend or other action). Options granted under the Plan must be exercised within ten years from the date such options are granted. In the event of the employee's termination with the Company, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The Company's 2002 Stock Option Plan (the "2002 Plan") was adopted by the Board of Directors on November 21, 2002. All options granted under the 2002 Plan are non-qualified stock options and are for the purchase of the Company's Common

Stock. The maximum number of shares of Common Stock that may be issued pursuant to options granted under the 2002 Plan is 294,456 shares, all of which have been issued as of July 31, 2003. Stock options granted under the 2002 Plan expire 10 years from the date of grant.

On November 21, 2002, the Board of Directors adopted the Dakota Growers Pasta Company, Inc. 2003 Stock Option Plan (the "2003 Plan"), which was approved by the Company's shareholders at the Annual Meeting on January 11, 2003. No options have yet been granted under the 2003 Plan. The 2003 Plan covers 500,000 shares of the Company's Common Stock. Participation in this Plan shall be limited to officers, directors, employees, vendors or consultants of the Company or any subsidiary of the Company. Options granted under the 2003 Plan may be incentive stock options (as defined under Section 422 of the Code) or non-qualified stock options, as determined by the 2003 Plan administrator at the time of grant of an option and subject to the applicable provisions of Section 422 of the Code and the regulations promulgated there under. The stock options generally expire 10 years from the date of grant. If the employment of the Optionee is terminated by any reason other than his or her death or disability, all exercisable options may be exercised within 90 days of the termination date. If not exercised, such options lapse.

The following table sets forth information regarding stock options outstanding and exercisable:

	Options to purchase Series C Convertible Preferred Stock			
	Number of Series C Convertible Preferred Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2001	–			
Exercised	–			
Granted	2,045	$ 100	$ 100.00	
Canceled/Expired	–			
Outstanding at July 31, 2002	2,045	$ 100	$ 100.00	2,045
Exercised	–			
Granted	686	$ 150	$ 150.00	
Canceled/Expired	–			
Outstanding at July 31, 2003	2,731	$100 - $150	$ 112.56	2,731

	Options to purchase Common Stock			
	Number of Common Shares	Option Price per Share	Weighted Average Exercise Price	Exercisable
Outstanding at July 31, 2002	–			
Exercised	–			
Granted	294,456	$ 6.25	$ 6.25	
Canceled/Expired	–			
Outstanding at July 31, 2003	294,456	$ 6.25	$ 6.25	294,456

The Company applies APB No. 25 in accounting for employee stock options. Accordingly, no compensation expense was recorded during the years ended July 31, 2003, 2002 and 2001 related to the issuance or exercise of stock options. The fair value of the stock options granted during fiscal years 2003 and 2002 was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions (excluding a volatility assumption): 2003 - risk free interest rate of 2.5%, expected dividend yield of zero and an expected life of 3 years; 2002 - risk free interest rate of 3.6%, expected dividend yield of zero and an expected life of 3 years. The pro forma application of Statement of Financial Accounting Standard (SFAS) No. 123 "Accounting for Stock-Based Compensation" would not have had a material impact on net income and earnings per share for the periods presented.

NOTE 13 – RELATED PARTY TRANSACTIONS

The Company had pledged certificates of deposit as security for loans, totaling approximately $1,974,000, made by a financial institution to Timothy J. Dodd, President and Chief Executive Officer, and Thomas P. Friezen, Chief Financial Officer, to exercise stock options. These loans matured December 1, 2002.

In accordance with the provisions of the Sarbanes-Oxley Act of 2002, the Board of Directors approved the repurchase of 190,800 and 103,656 shares of the Company's Common Stock from Messrs. Dodd and Friezen, respectively. The repurchase was completed in November 2002. In conjunction with the repurchase of these shares at $6.25 per share, Messrs. Dodd and Friezen received proceeds of $1,192,500 and $647,850, respectively. In addition, Mr. Friezen received additional gross proceeds of $229,993 under a compensatory transaction in conjunction with the unwinding of previous stock option exercises and related officer loans. Messrs. Dodd and Friezen also received $81,311 and $53,425, respectively, under compensatory transactions for the interest on the loans made by the financial institution to exercise stock options. The proceeds received by Messrs. Dodd and Friezen were used to pay off their loans with the financial institution. As a result, the Company's certificates of deposit were no longer restricted. The Company redeemed the certificates of deposit in December 2002. Finally, Messrs. Dodd and Friezen were granted stock options to purchase 190,800 and 103,656 shares, respectively, of the Company's Common Stock with an exercise price of $6.25 per share. Such options were first exercisable on December 2, 2002.

The Company had advanced funds to Mr. Dodd and Mr. Friezen under promissory agreements to cover personal (unaudited) alternative minimum taxes and other costs generated as a result of these officers exercising stock options. Interest on the advances is charged at the applicable federal rate as published by the Internal Revenue Service. Certain of these promissory notes became due in conjunction with the repurchase of Common Stock from Messrs. Dodd and Friezen noted above. The Compensation Committee approved forgiving the principal ($92,153) and interest ($11,093) on these promissory notes along with an additional compensatory transaction of $63,292 to cover estimated personal income taxes the officers incurred on the promissory note forgiveness.

Amounts due from officers as of July 31, 2003 and 2002 totaled $82,000 and $190,000, respectively.

Prior to the conversion to a corporation, each of the Cooperative's directors and those officers who held membership in the Cooperative were also agricultural producers and members of the Cooperative. By virtue of their membership status and ownership of cooperative Equity Stock, each such director and officer was obligated to deliver durum wheat to the Cooperative. However, the amount and terms of the payments received by those directors and officers (or the entities they represent) were made on exactly the same basis as those received by other members of the Cooperative for the delivery of their durum wheat.

NOTE 14 – CONTINUED DUMPING AND SUBSIDY OFFSET ACT OF 2000

The U.S. Customs Service ("Customs") published, on July 3, 2002, a notice of intention to distribute antidumping and countervailing duties assessed on certain pasta imported from Italy and Turkey from October 1, 2001 to September 30, 2002, to affected domestic producers pursuant to the Continued Dumping and Subsidy Offset Act of 2000 (the "Offset Act"). The Company received a payment of approximately $1,000,000 from Customs under the Offset Act in December 2002. In June 2003, the Company repaid Customs approximately $34,000 pursuant to a reclamation request from Customs. The net proceeds of $966,000 have been classified as other income. The Company cannot reasonably estimate the potential amount, if any, that may be received in future periods as these receipts are based upon future events over which we have little or no control, including, but not limited to, the amount of expenditures by domestic pasta producers and the amount of antidumping and countervailing duties collected by Customs.

NOTE 15 – QUARTERLY FINANCIAL DATA (UNAUDITED)

The following quarterly financial data is unaudited, but in the opinion of management, all adjustments necessary for a fair presentation of the selected data for these interim periods presented have been included. A non-cash, nonrecurring charge of $6.1 million to record deferred taxes upon conversion from a cooperative to a corporation was recorded in the fourth quarter of fiscal year 2002.

Summary quarterly results are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended July 31, 2003:				
Net revenues	$ 37,331	$ 40,740	$ 29,435	$ 29,300
Gross profit	5,207	4,728	1,295	416
Operating income (loss)	2,891	1,562	(801)	(1,822)
Net income (loss)	1,247	1,045	(928)	(1,793)
Basic net earnings (loss) per common/equity share	0.10	0.08	(0.08)	(0.15)
Year ended July 31, 2002:				
Net revenues	$ 37,546	$ 37,020	$ 37,668	$ 40,231
Gross profit	5,904	4,997	5,654	5,408
Operating income	3,475	2,616	3,180	3,310
Net income (loss)	2,558	1,733	2,204	(4,661)
Basic net earnings (loss) per common/equity share	0.23	0.15	0.20	(0.40)

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Dakota Growers Pasta Company, Inc.
Carrington, North Dakota

We have audited the accompanying consolidated balance sheets of Dakota Growers Pasta Company, Inc. (a North Dakota corporation) as of July 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the years ended July 31, 2003, 2002 and 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Dakota Growers Pasta Company, Inc. as of July 31, 2003 and 2002, and the results of their operations and their cash flows for the years ended July 31, 2003, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Fargo, North Dakota
August 27, 2003

DISAGREEMENTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.



Dakota Growers Pasta Company
One Pasta Avenue, Carrington, ND 58421
701.652.2855 Fax 701.652.3552
www.dakotagrowers.com